Filed by Ameri Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Ameri Holdings, Inc.
Commission File No. 001-38286
Date: January 16, 2020

The following is a transcript of a conference call held on January 16, 2020 relating to the announcement of the proposed merger between Ameri Holdings, Inc. and Jay Pharma Inc.

Operator
Good day and welcome to Ameri conference call to discuss merger with Jay Pharma. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero.

On today's call, we have Barry Kostiner, Chief Financial Officer of Ameri Holdings, and Dave Johnson, Chairman and CEO Elect of Jay Pharma. Please note this event is being recorded. I would now like to turn the conference over to Barry Kostiner.

Barry Kostiner
Thank you, operator. Good afternoon, everyone. I am Barry Kostiner, Chief Financial Officer of Ameri. Thank you for joining us to discuss the amalgamation agreement between Ameri and Jay Pharma.

Please note that this call is being recorded, and that the press release regarding the amalgamation agreement is available on the websites of both Ameri and Jay Pharma. I refer you to the legal disclosures contained in today's press release that also govern today's call. A replay of this call will be available until the merger is closed.

I will start with a brief recap of the merger we announced this past Monday. Dave Johnson, Chairman and CEO Elect of Jay Pharma, will then offer his thoughts on the opportunity.

To begin, our amalgamation agreement calls for shareholders of Jay Pharma to become the majority holders of Ameri's outstanding stock. Jay Pharma is a Canadian company decided to developing innovative, evidence-based cannabinoid products and combination therapies to address unmet needs in cancer care.

Speaking for Ameri's board of directors, we were very impressed by the Jay Pharma exclusive rights to Tikun Olam's proprietary cannabinoid genetics and data for oncology and its plans to monetize that IP. Tikun Olam's reputation, its ownership of the world's largest patient treatment databases in the field of medical cannabis, and its well-known brand have helped to generate hundreds of millions of dollars in value.

Together with Jay Pharma's achievements to date and future development plans, the board determined that a merger with Jay Pharma was the best path forward to maximize Ameri's shareholder value. In connection with the amalgamation, Ameri will spin off its existing IT services business to a private entity.

On a pro forma basis and based upon the number of shares of Ameri common stock to be issued in the amalgamation, current Ameri shareholders will own approximately 16% of the combined company, and current Jay Pharma shareholders will own approximately 84% of the combined company.

Dave Johnson leads Jay Pharma's management team and will assume the chairman and CEO role upon the closing of the transactions. These two transactions are expected to close in the first half of 2020, subject to Ameri shareholder approval, approval of the NASDAQ stock market, and other customary closing conditions.

The boards of directors of both Ameri and Jay Pharma have unanimously approved the transactions. In connection with the proposed transactions, we will file a proxy statement with the Securities and Exchange Commission. In addition to recognizing the valuation potential of Jay Pharma, the board of Ameri views Dave Johnson's participation as being integral to the merged companies' success.

Dave is a highly respected executive with over three decades of senior leadership roles within the life sciences sector. He has led small, medium, and large private and public companies across a variety of sectors in the medical device space, including as the former president of the ConvaTec division of Bristol-Myers Squibb until 2008, when he orchestrated its sale for $4.1 billion. His complete end-to-end CEO experience in leading both private and public growth companies makes him the natural choice to lead the merged companies.

With that said, let me turn the call over to Dave to offer his thoughts on the opportunity ahead for Ameri Holdings shareholders through Jay Pharma. Dave?

Dave Johnson
Barry, thanks so much. And good afternoon to all of you on the phone today. I do look forward to walking you through some additional information on Jay Pharma and, maybe more importantly, why we and I believe this company has a very large upside moving forward.

I want you to know I'm also very cognizant that, for each of you on the phone today, I realize you've invested into an IT services business, and that is clearly a very different investment thesis than investing into a pharmaceutical company with a focus on cannabinoidal products targeting oncology indications. But I do hope that, after this call and further opportunities we have to communicate to you moving forward, that you're going to get excited about this investment opportunity like we are.

As I was sitting back trying to think how I could add the greatest value to you as investors in a very short call like this, I've broken it down into really two major areas. The first is about leadership, and that really starts with me. Who is this Dave Johnson guy? I don't know about you, but I fully understand that I want to know who the leader is in the organization and what they believe in.

And second, why Jay Pharma? I thought maybe the best way of dealing with that is to let you know what the key attributes of this company was that I saw when I was doing my diligence before I jumped in with both feet, because I do believe, in so many ways, they're the exact same attributes that an investor would look at as they're looking at investing into a company.

So, let's get going. Why don't we start off with me? Barry was kind enough to give a little bit of an overview. But to his point, I've been leading companies in the life science space for over 30 years, working with some companies that, quite frankly, are still legends in the life sciences space, companies like American Home Products and Bristol-Myers Squibb, Fisher Scientific, Zimmer Orthopedics, and ConvaTec.

I was lucky enough to have been provided opportunities to lead many businesses within these companies, living in Canada, the United Kingdom, and of course here in the U.S. I became the chief operating officer and then quickly promoted to the chief executive officer of ConvaTec in 2003. And during the next 10 years, we took a $600 million business and grew it to $1.6 billion, with 43 businesses around the world and 8,000 employees, while at the same time engineering a spinout of the company to private equity, bringing in $4.1 billion to Bristol-Myers Squibb shareholders.

In 2012, I started to get involved into smaller micro-cap businesses; Alliqua BioMedical, which was quickly built into a $25 million revenue business and then sold; OMNIlife Sciences, which we sold last year to the Corin Group; and more recently HyperMed, a very innovative vascular assessment technology in the world of visual medicine.

My leadership style is the following: build a world-class team to operate the business, build a world-class board to help guide the company in the best interests of shareholders, and focus, focus, focus on the business plan, in this case producing great results so people living with cancer can live better lives and shareholders can realize great returns.

I will tell you I am incredibly excited about this opportunity. And it's a good place to pivot so that I can share with you, as I was doing diligence on Jay Pharma, what impressed me enough to jump in with both feet.

I think the first place to start is really the marketplace. Getting involved in an industry which, in my mind, is only really in the third inning, to use a baseball analogy, that's a really big idea. At this stage, while you can see CBD products in many stores and coming in all forms, very few if any of these products actually have strong evidence behind them.

In some ways, this industry reminds me of the dot com bubble where, for a period of time, if you remember, if you set up a website and had a dot com behind your name, you received very high valuations. But as we all now know, as time went on, only the good, well-run, and well-differentiated companies survived and thrived, and that's what I believe we have an opportunity to do in this marketplace as Jay Pharma. We're in the very same position as they were back then.

Often, you need to look no further than the regulatory bodies and follow their thought process. As most of you may be aware, times are changing in this space. In 2018, the FDA approved the first drug made out of CBD called Epidiolex for a rare form of epilepsy in children, and I must say it's creating some tremendous results with a company called GW Pharma.

Later, also in 2018, U.S. Congress passed the Farm Act, allowing hemp and CBD from hemp to be used in products around the country. And in 2019, Canada legalized recreational cannabis in their country.

So, we have a chance to take advantage of this new progressive thinking with a differentiated business plan targeting oncology with evidence-based medicine, all of it with a sophisticated management team. I think that's a really big idea.

The second thing I looked at was really what I'll call consumer demand. I read a couple of studies, the first one in 2018, that indicated that 80% of oncologists discuss medical cannabinoids with patients, and nearly one-half recommended them clinically. Now, I don't know about you, but I was really surprised at the significance of these numbers.

Another study suggests that most cancer patients have a strong interest in learning about cannabinoid therapy during treatment, and 74% want information from cancer care providers. Those numbers are large and those numbers are compelling. And at the same time, in discussions with oncology physicians, they often have little confidence in the products that they suggest, as there is no clinical evidence behind them.

One thing you should be aware of, and after being in the life sciences space for 30 years, doctors follow evidence-based medicine. They have grown up with this. They are scientists. They want to see the data. And we at Jay Pharma have a chance to change that paradigm and give them what they're looking for.

The third area that I was just so impressed with was the group of academic and industry partners that Jay Pharma has assembled. Representing four countries, the U.S., Canada, the United Kingdom, and Israel, these academic institutions and oncology physicians who have joined our scientific advisory board are truly respected around the world and share amongst them many publications in the space.

To name just a few, Dr. Angus Dalgleish, Professor of Oncology at the St. George’s University in London; Dr. Michael Zelefsky, Radiation Oncologist at Memorial Sloan Kettering here in New York; Dr. Jim Perry, Neuro-Oncologist at the Sunnybrook Research Institute in Toronto, Canada; and Dr. Tali Siegal, the Professor of Neuro-Oncology at Hebrew University in Jerusalem.

In each one of these cases, these are world-class academics in some cases and MDs on others. And they have agreed to help us with their evidence-based medicine, and we look forward to expanding these partnerships over time.

On the industry side, as Barry talked about at the outset of the call, we have partnered with a company called Tikun Olam, a world leader in the advancement of cannabis therapies. This company has treated over 10,000 patients with cannabinoidal therapies, 2,700 of those in the area of oncology, all of this sponsored through a government program in Israel. And Jay Pharma has the intellectual property rights to the data and the genetics of this company for the oncology space; pretty exciting.

Of course, I had to look and see where we were going to be able to utilize some of these products, and very quickly it became clear to me that there is this unmet need; radiodermatitis, a very challenging skin reaction to radiation treatment; CINV or, in the long form, chemotherapy-induced nausea and vomiting, one of the most dreaded side effects of cancer treatment, affecting 70% to 80% of patients undergoing chemotherapy; chronic pain is experienced by 75% to 90% of those with advanced cancer.

And we will continue to look at combination therapies in current standards of care to increase the outcomes of patients. It became very clear to me that there was a very unmet demand in the marketplace.

And fifth and last is the mantra of our products being evidence-based. I know I have said it earlier in some of the comments, and I'll say it again. This is truly a differentiator in the market. Our mission statement suggests the following.

Jay Pharma seeks to unlock the unmet potential of cannabinoids by developing, A, innovative, safe, data-driven wellness over-the-counter products for the relief of side effects associated with radiation and chemotherapy; and B, prescription pharmaceutical cannabinoid medicines to improve the quality of life of persons suffering from cancer. In some ways, you have two chances to win here. The mission statement is built for success in the space, giving investors a better chance to win.

So, in summary, the way I saw it is if we combine a large, growing, untapped industry, combine that with a differentiated product portfolio backed by a world-class group of academic, medical, and industry partners providing medical evidence, I just felt it was a real winning formula.

And you finish this off with my ability to bring in a world-class leadership team who understands what it's like to be successful, both from an operating perspective and board governance, I really did believe we had a winning formula. And that's the reason I jumped in with both feet.

This is the start of the communication. We'll continue to communicate on a regular basis, some of it before the potential close of this transaction, and of course for sure on a quarterly basis moving forward. My experience in the past suggests that transparencies with investors is all of our best friends.

I hope that added some value in giving you your first overview to Jay Pharma. I would also encourage you to go onto our website at jaypharma.co to provide some additional information on the company.

I want to thank you for your time today. I continue to hope that you stay with Jay Pharma as a strong investment thesis moving forward, and hopefully you become as bullish about the Jay Pharma investment as I am.

Thanks, everybody. And Barry, I'll turn this back to you at this time.

CONCLUSION

Barry Kostiner
Thank you, Dave. We are really excited about this transaction and look forward to working with you.

That's it. Operator?

Dave Johnson
Thanks, everybody.

Operator
The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transactions, Ameri to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement that will contain a proxy statement and prospectus. AMERI URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERI, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by the Company with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.  In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Ameri with the SEC by contacting Investor Relations by mail at 5000 Research Court, Suite 750, Suwanee, Georgia. Stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transactions.

Participants in the Solicitation

Ameri and Jay Pharma, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions.  Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transactions when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This foregoing does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The foregoing contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as “plans”, “ expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the Transactions. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the Transactions will be consummated or that the parties other plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward-looking statements will not occur.

The forward-looking statements contained herein are made as of the date of hereof. Except as required by law, Ameri disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, Ameri undertakes no obligation to comment on the expectations of, or statements made by, third parties in respect of the matters discussed above.